SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between April 30, 2003 and May 31, 2003 the percentage of shares of the Winslow Green Growth Fund owned by Nortrust Nominees Ltd. dropped from 25.36% to 11.97%.

Between May 31, 2003 and June 30, 2003 the percentage of shares of the Winslow Green Growth Fund owned by National Financial Services Corporation increased from less than 5% to 41.12%.